UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         DIGITAL LIFESTYLES GROUP, INC.
                 (formerly known as Northgate Innovations, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $0.03 per share
                         (Title of Class of Securities)

                                    666428107
                                 (CUSIP Number)

                                September 9, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      [ ] Rule 13d-1(b)
                      [X] Rule 13d-1(c)
                      [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.  666428107                                           Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  DANIEL A. PAGE

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.   [   ]
                                               b.   [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5       Sole Voting Power
  Number of                          1,091,352
   Shares
Beneficially          6       Shared Voting Power
  Owned By                           0
   Each
 Reporting            7       Sole Dispositive Power
   Person                            1,091,352
   With
                      8       Shared Dispositive Power
                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                     1,091,352

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                     [   ]

11       Percent of Class Represented By Amount in Row (9)

                                     2.9%

12       Type of Reporting Person (See Instructions)

                                     IN


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                                                               Page 3 of 6 Pages


               This Amendment No. 1 to Schedule 13G ("Amendment No. 1") amends and restates the initial statement on Schedule 13G filed with the Securities and Exchange Commission on August 17, 2004 (the "Initial Statement") by the Reporting Person (as defined herein). The Initial Statement is being amended and restated to reflect a decrease in the total issued and outstanding Shares beneficially owned by the Reporting Person, which resulted when the Issuer issued approximately 14,450,859 additional Shares (for an aggregate of 37,647,233 issued and outstanding Shares as of September 15, 2004) in connection with a private placement of its equity securities. This private placement transaction was completed pursuant to a certain Securities Purchase Agreement, dated September 9, 2004, by and among the Issuer (as defined herein) and the purchasers named on the signature pages thereto.

Item 1(a)      Name of Issuer:

               Digital Lifestyles Group, Inc. (formerly known as Northgate Innovations, Inc.) (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               1001 S. Capital of Texas Hwy., Building I, Suite 200, Austin, TX 78746

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of Mr. Daniel A. Page ("Mr. Page," and/or the "Reporting Person") and relates to Shares (as defined herein) held for the account of the Reporting Person.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of the Reporting Person is P.O. Box 574, Crossville, TX 38557.

Item 2(c)      Citizenship:

               Mr. Page is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $0.03 per share (the "Shares").

Item 2(e)      CUSIP Number:

               666428107

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.


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                                                               Page 4 of 6 Pages


Item 4         Ownership:

Item 4(a)      Amount Beneficially Owned:

               Mr. Page may be deemed the beneficial owner of 1,091,352 Shares held for his account. Of this amount, title to 1,054,852 Shares was transferred, subject to certain forfeiture provisions, to Mr. Page on December 9, 2003 in consideration for certain consulting services to be rendered to Glenbrook Group, LLC ("Glenbrook"). Glenbrook maintained physical possession of such Shares until their distribution to Mr. Page on July 27, 2004.

Item 4(b)      Percent of Class:

               The number of Shares that Mr. Page may be deemed to beneficially own constitutes 2.9% of the total number of Shares issued and outstanding as of September 15, 2004.

Item 4(c)      Number of shares as to which such person has:

               (i)      Sole power to vote or direct the vote:         1,091,352

               (ii)     Shared power to vote or to direct the vote:            0

               (iii)    Sole power to dispose or to direct the
                        disposition of:                                1,091,352

               (iv)     Shared power to dispose or to direct the
                        disposition of:                                        0

Item 5         Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7         Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

               This Item 7 is not applicable.

Item 8         Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9         Notice of Dissolution of Group:

               This Item 9 is not applicable.

                                                               Page 5 of 6 Pages


Item 10        Certification:

               By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 6 of 6 Pages


                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.


Date:    October 1, 2004                DANIEL A. PAGE


                                        /s/ Daniel A. Page
                                        ----------------------------------------